GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282

and

c/o Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

and

c/o Stifel, Nicolaus & Company, Incorporated

One Montgomery Street, Suite 3700

San Francisco, California 94104

April 20, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Envivio, Inc. (the “Registrant”)
Registration Statement on Form S-1
Registration No. 333-173529

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between April 11, 2012 and the date hereof, 4,492 copies of the Preliminary Prospectus dated April 11, 2012 were distributed as follows:

•	2,200 to prospective underwriters;

•	165 to prospective dealers;

•	1,962 to institutional investors; and

•	165 to retail investors or others.

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on April 24, 2012 or as soon thereafter as practicable.

[Signature page follows]

GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting severally on behalf of themselves and the several underwriters

GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.) David Ludwig

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Francis M. Windels
Name: Francis M. Windels
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Jamie McGurk
Name: Jamie McGurk
Title: Director, Investment Banking

[Signature Page to Acceleration Request]